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                                                                     EXHIBIT 1


                             HCC INSURANCE HOLDINGS, INC.
                               13403 NORTHWEST FREEWAY
                                HOUSTON, TEXAS  77040



                                   January 11, 1999



Mr. David L. Cargile
Chairman, President and
  Chief Executive Officer
The Centris Group, Inc.
650 Town Center Drive
Costa Mesa, CA  92626

Dear David:

     Over the past year, we have had several discussions regarding a possible strategic business combination between The Centris Group, Inc. ("Centris") and HCC Insurance Holdings, Inc. ("HCC").

     In January 1998, you and Howard Singer visited our offices in Houston where we had very cordial, and we thought, productive discussions regarding a merger of our businesses. After further conversations between our President, John Molbeck and Mr. Singer, you invited us to visit you in Costa Mesa, which we did in August 1998. At that meeting, we again discussed the obvious advantages and benefits of a combination between our companies and, other than your prospective role, you were very positive.

     In my letter to your Board of Directors dated October 26th, 1998, I again outlined some of the benefits of such a transaction and confirmed that we were prepared to make an all cash offer to acquire all outstanding shares of Centris Common Stock, with no financing contingencies and at a meaningful premium to your share price which at that time was $8-7/16. We were still very encouraged when we received your reply dated October 28th, 1998 as it led us to believe that you were going forward with this idea. Naturally, we were surprised and disappointed to receive your next correspondence dated November 12th, 1998, in which you rejected our serious offer and request for further discussions.

     We have continued to study the potential advantages of a business combination between HCC and Centris and, as a result, we now feel even more strongly that such a transaction would result in significant strategic benefits for both companies. Competitive factors in the insurance industry have become much tougher, such as the extended soft market conditions, the importance of financial size and the "flight to quality" by policyholders. Clearly, the stand-alone mono-line business plan for Centris will be very challenging. The combined company would be a leader in the medical stop-loss market and HCC's excellent financial strength and prospects make it an ideal marriage, rewarding Centris shareholders, and benefitting policyholders and employees.


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Mr. David L. Cargile
January 11, 1999
Page 2


     In light of your current position and given what we continue to view as the compelling rationale for a business combination, we have decided that the best way to proceed is for HCC to submit a specific proposal to your Board of Directors. Accordingly, on behalf of the Board of Directors of HCC, I am pleased to offer to acquire 100% of the currently outstanding common stock of Centris at a price of $13.25 per share in cash. This offer is, in our judgement, a full and fair price and represents a 40% premium over the Centris price on the New York Stock Exchange for the previous 20 trading days and a 34% premium over the average closing Centris price on the New York Stock Exchange for the previous six months trading. Furthermore, HCC is prepared to consider increasing its offer price to acquire Centris if you can demonstrate through the due diligence process, the economic justification for a higher price.

     Our offer is based on our present knowledge of Centris, which is limited to public information. Our offer is subject to the negotiation of a mutually satisfactory definitive stock purchase agreement containing customary terms and closing conditions, including certain insurance regulatory approvals.
Our acquisition proposal is not, however, subject to any due diligence condition or any financing contingency, and it does not require any vote from our shareholders. As indicated in each of our prior discussions, please advise your management team and your Board of Directors that we are interested in discussing a friendly, negotiated transaction.

     I hope that you and your Board of Directors will recognize the powerful business logic behind our offer and the substantial premium to your shareholders. We hope that, after appropriate consideration, your Board of Directors will authorize proceeding with the negotiation of a definitive stock purchase agreement on the terms that we have proposed. We are prepared to move promptly in connection with our offer. We would be happy to meet with you and other members of your Board of Directors and senior management as soon as practicable to discuss our offer in detail and to answer any questions you may have.

     We currently own 911,200 shares or approximately 7.79% of the outstanding shares of Centris and are filing the appropriate 13D with the Securities and Exchange Commission, a copy of which is attached. In view of the impact that this proposal could have on the market for the shares of both companies and our respective obligations under the Federal Securities laws, I am sure that both Companies will want to make prompt public disclosure of our proposal. We will be advising the New York Stock Exchange of this proposal prior to the close of business on January 11, 1999 and issuing a public announcement at that time.

     I look forward to a positive response from your Board of Directors.

                              Yours sincerely,



                              Stephen L. Way
                              Chairman and
                              Chief Executive Offices

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